Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated November 13, 2014

Press Release

New York	November 13, 2014

Deutsche Asset & Wealth Management to Suspend New Issuances of its Two Italian Treasury Bond Exchange Traded Notes

Deutsche Asset & Wealth Management (Deutsche AWM) today announced that it will suspend, effective immediately, any further issuances of the PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Note (NYSE Arca: ITLT) and the PowerShares DB Italian Treasury Bond Futures Exchange Traded Note (NYSE Arca: ITLY) (the “ETNs”). The ETNs are issued by Deutsche Bank AG, London Branch. The ETN holders’ option to require Deutsche Bank AG to repurchase the ETNs will not be affected by this suspension. However, Deutsche Bank AG will not be issuing new ETNs to the market.

As disclosed in the pricing supplement relating to the ETNs, the market value of ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the suspension, as described above, may materially influence the market value and the liquidity of the ETNs. Deutsche AWM believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to their intraday indicative value. We reserve the right to resume issuing additional ETNs at any time, which might result in the reduction or elimination of any premium or discount in the trading price of the ETNs relative to their intraday indicative value.

Investors considering any purchase of the ETNs should be aware of the fact that the trading price of the ETNs on the exchange could be significantly different from their intraday indicative value, which is meant to approximate the intrinsic economic value of the ETNs. Paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses.

For further information, please call:

Deutsche Bank AG Press & Media Relations
Konstantin Shishkin
Phone: +1 (212) 250-0128
E-Mail:  konstantin.shishkin@db.com

Deutsche Asset & Wealth Management

With $1.27 trillion of assets under management (as of September 30, 2014), Deutsche Asset & Wealth Management* is one of the world's leading investment organizations. Deutsche Asset & Wealth Management offers individuals and institutions traditional and alternative investments across all major asset classes. It also provides tailored wealth management solutions and private banking services to high-net-worth individuals and family offices.

*Deutsche Asset & Wealth Management is the brand name of the Asset Management and Wealth Management division of the Deutsche Bank Group. The legal entities offering products or services under the Deutsche Asset & Wealth Management brand are listed in contracts, sales materials and other product information documents.

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the ETNs to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the ETNs. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offerings of the ETNs will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.

© 2014 Deutsche Asset & Wealth Management. All rights reserved. R-036249-1.0

No bank guarantee | Not FDIC insured | May lose value

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